

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 18, 2008

Brook W. Lang
Chief Executive Officer
North Coast Partners, Inc.
909 Logan Street, Suite 7J
Denver, Colorado 80203

>   **Re: North Coast Partners, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 16, 2008**
>   **File No. 000-29397**

Dear Mr. Lang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that pursuant to Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T, your next amendment and any other amendments to the proxy statement must be marked to identify paragraphs where changes were made and filed on EDGAR. The marked copy that is filed electronically is in addition to the unmarked copy that you will file.

Proposal No. 1

The Merger, page 7

2. We note your disclosure that pursuant to the merger agreement, in the event that you do not consummate a merger or business combination with another company within 90 days of the closing of the merger with Montavo, the stockholders of

Montavo will be entitled to receive additional shares of your common stock so that they own, in the aggregate, 60% of your issued and outstanding common stock. Please expand your disclosure to discuss whether any other merger or business combination is currently contemplated and, if so, whether a target has already been identified and the status of any negotiations with respect to such merger or business combination.

*   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR. Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments.

Please contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

c: David Lubin, Esq.
        David Lubin & Associates PLLC
        Via facsimile: (516) 887-8250